Nixon, Naseem

From:	eric.pinciss@usbank.com
Sent:	Friday, October 03, 2014 1:09 PM
To:	Nixon, Naseem
Cc:	jeanine.bajczyk@usbank.com; michael@v2capital.com
Subject:	Trust for Advised Portfolios - V2 Hedged Equity Fund
Attachments:	DOC.pdf

Hi Naseem,

Attached please find a memorandum from V2's outside counsel regarding the use of prior performance of the Fund, including the predecessor accounts. Please share it with Messrs. Champ, Scheidt, and Miller, and anyone else who is assisting them on this matter. Please reach out to me or Jeannie if you have any additional questions. We do not plan to provide any additional information at this time, unless specifically requested by the Staff. We look forward to hearing from you soon.

Best Regards,
Eric

****
Eric W. Pinciss, Esq.
US Bancorp Fund Services, LLC
2020 East Financial Way
Glendora, CA 91471
Direct: 626-914-7220
Email: eric.pinciss@usbank.com

http://usbfs.com/
****
All of US serving you!

K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111
T +1 617 261 3100   F +1 617 261 3175   klgates.com

George J. Zornada
D 617.261.3231
F 617.261.3175
george.zornada@klgates.com

October 3, 2014

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Trust for Advised Portfolios (the "Trust")
       Securities Act Registration No. 333-108394
       Investment Company Act Registration No. 811-21422
       V2 Hedged Equity Fund (S000046201)

         We are writing on behalf of V2 Capital, LLC (the "Adviser") with regard to V2 Hedged Equity Fund (the "Fund"), a series of Trust for Advised Portfolios, to follow up on discussions with the staff of the Division of Investment Management (the "Staff") regarding the prior performance presentation of the Fund included in the Fund's pre-effective amendment to its registration statement filed on Form N-1A on May 16, 2014.   The performance of the Fund includes the prior performance of a private fund that will contribute its entire portfolio to the Fund (the "Private Fund") and, prior to the inception of the Private Fund, the performance of four identically managed accounts each of which contributed its entire portfolio to the Private Fund upon the Private Fund's commencement of operations (the "Accounts").   The investment objective, policies and strategies of the Accounts, Private Fund and the Fund are all materially equivalent and have all been managed by the same portfolio managers at the Adviser as one continuous portfolio of assets.   As a result, the Fund's presentation of its track record dating back to the inception of the Accounts is appropriate and is consistent with the Staff's guidance in the *Massachusetts Mutual Life Insurance Co., (Sep. 28, 1995)* no-action letter ("MassMutual").

         The Staff has conveyed that it has no further comment on the presentation by the Fund of the performance of the Private Fund.   The Staff, however, continues to review the inclusion of the presentation of the performance of the Accounts.   We have summarized below our prior discussion of the facts and analysis supporting the inclusion of the performance of the Accounts for the period prior to the transfer to the Private Fund.   We note that the Private Fund was in all respects a continuation of the Accounts and managed in an identical manner. As in MassMutual, the Fund is a continuation of pre-existing accounts established for purposes other than establishing a performance record. We believe this presentation is in accord with the positions of the Staff in MassMutual.

For reference purposes, the previously discussed facts are summarized in Exhibit A hereto.

Analysis

The Fund's portfolio upon commencement of operations will reflect the same pool of assets the Adviser has continuously managed since the inception of the Accounts. Therefore, the appropriate manner to present the Fund's track record is to include performance dating back to the inception of the Accounts. In our view this is consistent with, and should be viewed as a requirement of, the Staff's guidance in MassMutual. To present the performance of the Accounts as "related performance" rather than "predecessor performance" would mischaracterize the actual nature and history of the Private Fund (and of the Fund), and to omit the Accounts' performance altogether would deny investors the ability to consider material information in making their investment decision.

As in *MassMutual*, the single pool of assets represented by the Accounts and the Private Fund that will become the Fund's initial portfolio has been managed in an uninterrupted manner that is in all material respects equivalent to the management of the Fund. The same investment adviser and the same portfolio management team have utilized the same investment strategy and process to manage the Accounts and the Private Fund that they will use in managing the Fund. The Accounts, although not formally commingled in a separate legal entity, were managed as a single fund. Specifically, all trades were aggregated and blocked, the pro rata portfolio holdings across all of the Accounts were identical, each Account had the same custodian and each Account was valued using identical valuation methodologies. In all manners other than legal form, the Accounts comprised a single fund managed by the Adviser. Accordingly, the contribution of the Accounts' portfolios to the Private Fund constituted merely a change in the legal form of the Accounts, which provided certain conveniences, and in substance the Adviser continued to manage the same portfolio of assets in the same manner without interruption.[1]

In fact, if the Accounts had instead of converting to the Private Fund been launched as a registered fund, the facts would be virtually identical to those in MassMutual, where unregistered separate account portfolios were transferred to and converted into mutual funds.

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[1] In MassMutual, the Staff drew a clear distinction between its treatment of related performance--performance achieved by a fund's adviser's other accounts--and the continuous management of a predecessor account resulting from a transfer of the predecessor account's portfolio to a new mutual fund. See MassMutual, at note 9.

The Staff has not objected to the presentation of the Private Fund performance, on the basis of representations that it meets the MassMutual requirements. The presence of an intermediate step--the contribution of the Accounts to the Private Fund--should not preclude an application of the MassMutual analysis where that intermediate step meets the MassMutual requirements. The Staff's position in MassMutual is intended to provide investors with a full and fair depiction of the performance of a mutual fund's portfolio prior to the fund's registration under the Investment Company Act of 1940, in effect as a continuation of the same pool and strategy, and any variance between the Fund's history and MassMutual are minor differences in form and not substance that should not preclude the application of the principals laid out in MassMutual.

The Fund also complies with the disclosure guidance of the *MassMutual* no-action letter by including in its registration statement disclosure to the Fund's performance history that: (i) neither the Private Fund nor the Accounts were registered under the 1940 Act and, therefore, were not subject to certain investment restrictions imposed on a registered fund by the 1940 Act; and (ii) if the predecessor Private Fund or Accounts had been registered under the 1940 Act, their performance may have been adversely affected. As requested by the Staff accounting reviewer, the Fund also has included audited and interim financial statements of the Private Fund in its registration statement.

Addressing an additional key factor raised in the *MassMutual* no-action letter, the Accounts were established and managed for purposes entirely unrelated to the establishment of a performance record. Three of the four Account owners in 2010 were unaffiliated clients, and approximately 88% of the Private Fund's assets was owned by unaffiliated investors as of September 1, 2014.

To require the Fund to cut off the track record of the Accounts would mean omitting in the Fund's registration statement (and any advertising material) a period of the Fund's performance that would be material to investors. To limit the application of the Staff's position in MassMutual to permit only the partial performance of the Fund's predecessor (here, the Private Fund) would under the circumstances be an unwarranted distinction and could have unintended consequences. Specifically, such a position could allow an adviser to manipulate its performance by altering the legal form of a private fund with poor historical performance (for example, converting the private fund into separate accounts to avoid having to include the poor performance when later attempting to convert a separate account into a mutual fund), such that investors would not receive performance information material to a decision to invest in the fund.

Similarly, to require the Fund to present the Account performance separately from the Fund's performance (i.e. as "related performance") would inaccurately portray the continuous nature of the Adviser's historical management of the Fund's portfolio. Related performance is used to present an adviser's performance in managing *other, separate and distinct* portfolios in a substantially similar strategy to that of a fund. In contrast, the

Accounts represent the same portfolio of assets managed continuously in a materially equivalent manner.

We would be happy to discuss any of the above or provide any additional information that would assist the Staff in resolving this matter in a timely manner. We greatly appreciate your prompt attention to these matters as the Fund intends to commence operations on November 1, 2014.

Very truly yours,



George J. Zornada

EXHIBIT A

Description of the Facts

The following is a chronological accounting of the management of the Accounts and Private Fund. In particular, we have included those facts previously provided to and discussed with the Staff in response to its questions and requests for additional information.

1)   The Adviser commenced operations in 2004.

2)   In 2010, the Adviser began managing the four Accounts, only one of which was for an affiliate of the Adviser and three of which were for unaffiliated clients, on the following dates:

    a.   Account 1 - July 28, 2010

    b.   Account 2 - August 16, 2010

    c.   Account 3 - September 2, 2010

    d.   Account 4 - September 2, 2010

3)   The Accounts were managed as a single portfolio on a strictly *pari passu* basis with identical investment objective, investment policies and strategies, which in turn in all material respects were equivalent to that of the Private Fund (and of the Fund).

4)   Each Account was allocated to the same underlying investments in identical allocations, varying only by amount invested in the Accounts and none of the Accounts had any restrictions or guidelines that resulted in variation among their respective underlying portfolios.

5)   In effect, the Accounts were managed as a private fund. All trades for the Accounts were aggregated and executed as single block trades. All of the Accounts had the same custodian and were valued using the same valuation methodologies. Additionally, each of the Account owners was a qualified purchaser and accredited investor such that if the Accounts had instead been managed in a fund vehicle, the vehicle would have been excluded from the definition of "investment company" under Sections 3(c)(1) and 3(c)(7) under the Investment Company Act.

6)   Due solely to the timing of initial investment of cash (see Account inception dates above), the Account's holdings varied for a brief ramp-up period. The initial ramp-up period was about 45 days due to the need to synchronize options positions across the Accounts. By October 15, 2010, the Accounts were allocated identically in all respects and remained identical for the life of each Account.

7)   Other than the four Accounts and the Private Fund, the Adviser did not manage any other accounts or funds in the strategy.

8)   The Private Fund combined the Accounts and commenced operations on April 1, 2012. The Private Fund was managed by the Adviser in a manner in all material respects equivalent to that of the Accounts (and of the Fund).

9)   Each Account contributed its entire portfolio to the Private Fund upon the Private Fund's commencement of operations, such that the initial Private Fund portfolio consisted of the same portfolio of assets held by the Accounts.

10)   The four owners of the Accounts were the initial Private Fund investors.

11)   Since the Private Fund's launch on April 1, 2012, the Private Fund has gained additional assets and investors, and approximately 88% of the Private Fund's current assets was owned by unaffiliated investors as of September 1, 2014.

12)   The Private Fund will transfer its entire portfolio to the Fund prior to commencement of the Fund's operations.

13)   The Fund will be managed in a manner in all material respects equivalent to that of the Accounts and the Private Fund.